UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 27 July 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold
Mining Company Limited

27 July 2012

Harmony's guidance for June 2012 quarter

Johannesburg. Friday, 27 July 2012. Harmony Gold Mining Company Limited (Harmony) announces that gold production* for the June 2012 quarter is likely to be 13% to 14% higher than the previous quarter, driven by higher tonnage and improved grade. Total operating costs were higher, mainly due to an increase in electricity tariffs and consumables. Cash operating cost per unit was approximately 5% lower quarter on quarter at R280 000/kg.

Chief Executive Officer, Graham Briggs, commented that: "June was a pleasing quarter, with operations performing more in line with their plans."

Harmony's results for the quarter and year ended 30 June 2012 will be released on Thursday, 16 August 2012.

*Includes discontinued operations

ends.

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director